Exhibit 99.3

December 15, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Completion of Terms of Offering of Equity One, Inc. (“EQY”) Shares to the Public in the United States

Further to Exhibit 99.1 to this Current Report on Form 6-K and the public filing by EQY, Gazit-Globe Ltd. (the “Company”) is pleased to report that the price it received for the EQY shares in the aforementioned offering was $25.82 a share (resulting in gross proceeds of approximately $108.4 million).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.